FIRST AMENDED AND RESTATED EMPLOYMENT, NON-COMPETITION AND PROPRIETARY RIGHTS AGREEMENT

THIS FIRST AMENDED AND RESTATED EMPLOYMENT, NON-COMPETITION AND PROPRIETARY RIGHTS AGREEMENT (the “Agreement”) is made as of this 2nd day of May, 2011, and amends and restates that certain Employment, Non-Competition and Proprietary Rights Agreement (the “Original Agreement”) effective as of December 2, 2009 by and between Vitacost.Com, Inc., a Delaware corporation (the “Company”), and Mary Marbach (the “Employee”).

RECITALS:

A. The Company is engaged in the sale of nutritional supplements, vitamins, and other healthcare products;

B. The Company desires to employ the Employee and Employee desires to be employed by the Company as its General Counsel and Corporate Secretary (Exempt-Professional), subject to the terms, conditions and covenants hereinafter set forth; and

C. As a condition of the Company employing the Employee, Employee has agreed not to divulge to the public the Company’s confidential information, not to solicit the Company’s vendors, customers or employees and not to compete with the Company, all upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and the agreements, covenants and conditions set forth herein, the Employee and the Company hereby agree as follows:

ARTICLE I

EMPLOYMENT

1.1 Employment. The Company hereby employs, engages and hires Employee, and Employee hereby accepts employment, as General Counsel and Corporate Secretary upon the terms and conditions set forth in this Agreement. Employee is employed as and as such reports to the Company’s Chief Executive Officer. Employee’s responsibilities are outlined on the attached Exhibit A.

1.2 Activities and Duties During Employment. Employee represents and warrants to the Company that Employee is free to accept employment with the Company and that Employee has no prior or other commitments or obligations of any kind to anyone else which would hinder or interfere with the acceptance and performance of the obligations under this Agreement.

Employee accepts the employment described in Article I of this Agreement and agrees to devote her exclusive full time and efforts to the faithful and diligent performance of the services described herein, including the performance of such other services and responsibilities as the Company may, from time to time, stipulate. Notwithstanding the foregoing, Employee may: (i) serve on the board of directors of other entities or serve in any capacity with any hobby, avocation, civic, educational, religious, professional or charitable activity or organization provided that such service does not materially interfere or conflict with her duties hereunder; and (ii) make and manage personal investments of her choice. Employee shall comply with and be bound by the Company’s operating policies, procedures and practices in effect from time to time during the terms of her employment.

ARTICLE II

TERM

2.1 Term. The term of employment under this Agreement shall be one (1) year, commencing as of the date of the Agreement (such term of employment, as it may be extended or terminated, is herein referred to as the “Employment Term”), which Employment Term shall automatically renew for additional one (1) year periods unless terminated by Employee or the Company by written notice not less than thirty (30) days prior to expiration of the then-current term.

2.2 Termination. The Employment Term and Employment of Employee may be terminated as follows:

(a) Automatically, without the action of either party, upon the death of the Employee.

(b) By either party upon the Total Disability of the Employee, The Employee shall be considered to have a Total Disability for purposes of this Agreement if she is unable by reason of accident or illness or mental disability to substantially perform her employment duties, and is expected to be in such condition for periods totaling six (6) months (whether or not consecutive), during any period of twelve (12) consecutive months. The determination of whether a Total Disability has occurred shall be based on the determination of a physician selected by the Company. Nothing herein shall limit the Employee’s right to receive any payments to which Employee may be entitled under any disability or employee benefit plan of the Company or under any disability or insurance policy or plan. During a period of Total Disability prior to termination hereunder, Employee shall continue to receive her full compensation (including base salary and bonus) and benefits.

(c) By the Employee upon thirty (30) days’ written notice to the Company.

(d) By the Company “Without Cause,” and without notice which shall mean a termination of the Employee’s employment by the Company other than pursuant to the provisions of Section 2.2(a), Section 2.2(b) and Section 2.2(e) hereof.

(e) By the Company for “Cause” (as defined below).

(f) By the Employee with Good Reason (as defined in Section 2.7(b) of this Agreement).”

2.3 Cessation of Rights and Obligations: Survival of Certain Provisions. On the date of expiration or earlier termination of the Employment Term for any reason, all of the respective rights, duties, obligations and covenants of the parties, as set forth herein, shall except as specifically provided herein to the contrary, cease and become of no further force or effect as of the date of said termination, and shall only survive as expressly provided for herein.

2.4 Cessation of Compensation. In lieu of any severance under any severance plan that the Company may then have in effect, and subject to: (i) the receipt of a full and unconditional release from Employee; and (ii) any amounts owed by the Employee to the Company under any contract, agreement or loan document entered into after the date hereof (including, but not limited to, loans made by the Company to the Employee), the Company shall pay to the Employee, and the Employee shall be entitled to receive, the following amounts within thirty (30) days of the date of termination of her employment in full satisfaction of any obligation to Employee for termination of this Agreement:

(a) Voluntary Termination/Termination For Cause/Expiration of Term. Upon: (i) termination of the Employee’s employment pursuant to Sections 2.2(c) or (e); or (ii) the expiration of the Employment Term because the Employee elects not to extend the Employment Term, Employee shall be entitled to receive her base salary, bonus, benefits and expense reimbursements solely through the date of termination.

(b) Death or Total Disability. Upon the termination of the Employment Term by reason of the death or Total Disability of the Employee, the Employee (or, in the case of death, her estate) shall be entitled to receive in a lump sum her base salary through the date of death plus ninety (90) days, or date of determination of Total Disability plus one hundred eighty (180) days (which shall include any of her unused vacation pay), unpaid bonus (if any) based on the portion of the calendar year through the date the Employment Term ends hereunder based on the annual bonus, if any, paid in the immediately preceding calendar year and expense reimbursement through the date of death or Total Disability.

(c) Without Cause. If Employee’s employment is terminated Without Cause, Employee will be entitled to receive payment of severance benefits equal to amount to six (6) months’ Base Salary (subject to any applicable tax withholding) plus the portion of Employee’s bonus earned if any based on the percentage of the calendar year through the date of termination of employment, multiplied by the bonus earned by the Employee in the immediate preceding calendar year. Payment will be made in a lump sum not more than thirty (30) days following the date of termination.

Provided that Employee makes a timely election to continue coverage under the Company’s group health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), health insurance benefits with the same coverage (subject to Company’s right to change coverage as set forth in the last sentence of this Section) provided to Employee prior to the termination (e.g. medical, dental, optical, mental health) will be provided at the Company’s cost price to the Employee at the expense of the Employee for eighteen (18) months following the termination date, but not longer than until Employee is covered by comparable health insurance benefits from another employer or is otherwise ineligible for COBRA continuation coverage. Nothing in this Section 2.4(c) shall restrict the ability of the Company or its successor from changing some or all of the terms of such health insurance benefits, the cost to participants or other features of such benefits; provided, however, that all similarly situated participants are treated the same.

2.5 Business Expenses.

(a) Reimbursement. The Company shall reimburse the Employee for all reasonable, ordinary, and necessary business expenses incurred by her in connection with the performance of her duties hereunder, including, but not limited to, ordinary and necessary travel expenses and entertainment expenses. The reimbursement of business expenses will be governed by the policies for the Company and the terms otherwise set forth herein.

(b) Accounting. The Employee shall provide the Company with an accounting of her expenses, which accounting shall clearly reflect which expenses were incurred for proper business purposes in accordance with the policies adopted by the Company and as such are reimbursable by the Company. The Employee shall provide the Company with such other supporting documentation and other substantiation of reimbursable expenses as will conform to Internal Revenue Service or other requirements. All such reimbursements shall be payable by the Company to the Employee within a reasonable time after receipt by the Company of appropriate documentation therefore.

2.6 Definitions. For purposes of this Agreement, the following definitions will apply:

(a) “Cause” for Employee’s termination will exist if the Company terminates Employee’s employment for any of the following reasons: (i) Employee willfully fails to substantially perform her duties hereunder (other than any such failure due to her physical or mental illness), and such willful failure is not remedied within forty five (45) days after written notice from the Company’s Chief Executive Officer, which written notice shall state that failure to remedy such conduct may results in an involuntary termination for Cause; (ii) Employee engages in willful and serious misconduct (including, but not limited to, an act of fraud or embezzlement) that has caused or is reasonably expected to result in material injury to the Company or any of its Affiliates; (iii) Employee is convicted of or enters a plea of guilty or nolo contendere to a: (A) crime that materially adversely affects her ability to perform her duties on behalf of the Company; or (B) felony; (iv) Employee engages in alcohol or substance abuse which adversely affects her ability to perform her duties; or (v) Employee willfully breaches any of her obligations hereunder or under any other agreement between herself and the Company, and such willful breach is not remedied within forty five (45) after written notice from the Company’s Chief Executive Officer, which written notice shall state that failure to remedy such conduct may result in an involuntary termination for Cause.

(b) “Good Reason” for Employee’s termination of employment will be deemed to exist if any of the following occurs: (i) a material diminution in the Employee’s base compensation; (ii) a material diminution in the Employee’s authority, duties, or responsibilities; (iii) a material change in the executive level of the party to whom the Employee is required to report; (iv) a material change in the geographic location at which the Employee must perform the services under this Agreement; or (v) any other action or inaction that constitutes a material breach by the Company of this Agreement or any other agreement between the Company and the Employee. For purposes of these Agreements, Good Reason shall not be deemed to exist unless the Employee’s termination of employment for Good Reason occurs within one (1) year following the initial existence of one of the conditions specified in clauses (i) through (v) above, the Employee provides the Company with written notice of the existence of such condition within 90 days after the initial existence of the condition, and the Company fails to remedy the condition within 30 days after its receipt of such notice.”

(c) “Change in Control” means any of the following:

(i) The acquisition by any person of Beneficial Ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of more than fifty percent (50%) of either (A) the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”) (the foregoing Beneficial Ownership hereinafter being referred to as a “Controlling Interest”); provided, however, that for purposes of this definition, the following acquisitions shall not constitute or result in a Change of Control: (x) any acquisition by the Company; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any subsidiary of the Company; or (z) any acquisition by any corporation pursuant to a transaction which complies with clauses (A) and (B) of subsection (iii) below; or

(ii) During any period of two (2) consecutive years (not including any period prior to the Commencement Date) individuals who constitute the Company’s board of directors on the Commencement Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Company’s board of directors; provided, however, that any individual becoming a director subsequent to the Commencement Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Company’s board of directors; or

(iii) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each a “Business Combination”), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, and (B) at least a majority of the members of the Board of Directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Company’s board of directors, providing for such Business Combination; or approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

2.7 Change in Control of the Company. If the Employee’s employment is terminated by the Company Without Cause pursuant to Section 2.2(d) hereof or by the Employee for Good Reason pursuant to Section 2.2(f) hereof, in either case during the twelve (12) month period immediately following the Change in Control, then in lieu of any amounts otherwise payable under Section 2.4(c) hereof, the Employee shall be entitled to the following:

(i) payment of (a) any accrued yet unpaid base salary through the date of termination, (b) any accrued yet unpaid bonus payable on account of any calendar year ending prior to the year in which the termination occurs, (c) benefits through the date of termination, (d) reimbursement of reimbursable expenses incurred prior to the date of termination, and (e) any vacation pay on account of unused vacation accruing prior to the date of termination; and

(ii) a severance amount equal to 6 months at her then current base salary, which severance amount shall be paid in a lump sum within ten days following the termination of employment (subject to applicable withholding and employment taxes)

2.8 Compensation. During Employee’s employment, the Company shall pay Employee such salary, bonus and other benefits and awards as set forth on Exhibit B.

2.9 Payment. Except as otherwise provided herein, all compensation shall be payable in intervals in accordance with the general payroll payment practice of the Company. The compensation shall be subject to such withholdings and deductions by the Company as are required by law.

2.10 Vacation. The Employee shall be entitled to receive personal time off (“PTO”) as outlined in the company’s Employee Handbook. Any PTO time not taken during each year of the Employment Term shall carry over to the next year subject to a maximum amount of hours. See employee manual for specific details on the companies PTO policy.

2.11 Other Benefits. Employee shall be entitled to participate in any retirement, pension, profit-sharing, stock option, health plan, insurance, disability income, incentive compensation and welfare or any other benefit plan or plans of the Company which may now or hereafter be in effect and for which the Employee is eligible or for which all senior executives in general are eligible. Notwithstanding the forgoing, the Company shall be under no obligation to institute or continue the existence of any such benefit plan.

ARTICLE III

CONFIDENTIALITY, NON-SOLICITATION, NON-COMPETE AND QUIT CLAIM AGREEMENT

3.1 Non-Disclosure of Confidential Information. Employee hereby acknowledges and agrees that, as of a result of the employment hereunder, Employee will acquire, develop, and use information that is not generally known to the public or to the Company’s industry, including but not limited to, certain records, phone locations, documentation, software programs, price lists, customer lists, contract prices for the Company’s services, business plans and prospects of the Company, equipment configurations, ledgers and general information, employee records, mailing lists, manufacturing techniques, product formulations, accounts receivable and payable ledgers, financial and other records of the Company or its affiliates, and other similar matters, as well as any information disclosed to the Company by any third party under which the Company has a confidentiality obligation to the third party (all such information pertaining to the Company, its affiliates or disclosed to Company under confidentiality from third parties being hereinafter referred to as “Confidential Information”). Employee further acknowledges and agrees that the Confidential Information is of great value to the Company and its affiliates and that the restrictions and agreements contained in this Agreement are reasonably necessary to protect the Confidential Information and the goodwill of the Company. Accordingly, Employee hereby agrees that:

(a) Employee will not, while employed by the Company or for two years thereafter, directly or indirectly, except in connection with Employee’s performance of the duties under this Agreement, or as otherwise authorized in writing by the Company for the benefit of the Company or its “Affiliates” (as hereinafter defined), divulge to any person, firm, corporation, limited liability company, or organization, other than the Company or its Affiliates (hereinafter referred to as “Third Parties”), or use or cause or authorize any Third Parties to use, the Confidential Information, except as required by law; and

(b) Upon the termination of Employee’s employment for any reason whatsoever, Employee shall deliver or cause to be delivered to the Company any and all Confidential Information, including drawings,

notebooks, notes, records, keys, disks data and other documents and materials belonging to the Company or its Affiliates which is in her possession or under her control relating to the Company or its Affiliates or abstracts therefrom, regardless of the medium upon which it is stored, and will deliver to the Company upon such termination of employment any other property of the Company or its Affiliates which is in her possession or control.

3.2 Non-Solicitation Covenant. Employee hereby covenants and agrees that while employed by the Company and for a period of two (2) years following the termination of the Employee’s employment with the Company for any reason, Employee shall not: (i) directly or indirectly, endeavor to entice away from the Company or its Affiliates any person, firm, corporation, limited liability company or other entity that was a customer of the Company at any time while Employee was an employee of the Company or its Affiliates or who is a “prospective vendor or customer” of the Company; or (ii) induce, attempt to induce or hire any employee (or any person who was an employee during the year preceding the date of any solicitation) of the Company or its Affiliates to leave the employ of the Company or its Affiliates or to otherwise perform services directly or indirectly for others, or in any way interfere with the relationship between any such employee and the Company or its Affiliates. For purposes hereof, “prospective vendor or customer” shall mean any person or entity which has been solicited for business by Employee or any officer or other employee of the Company or its Affiliates at any time during Employee’s employment.

3.3 Non-Competition Covenant. Employee acknowledges that the covenants set forth in this Section 3.3 are reasonable. Employee also acknowledges that the enforcement of the covenants set forth in this Section 3.3 will not preclude Employee from being gainfully employed in such manner and to the extent as to provide a standard of living for herself, the members of her family and the others dependent upon her of at least the level to which she and they have become accustomed and may expect. Employee hereby agrees that she shall not, during her employment and for a period of one (1) year after the end of her employment directly or indirectly, engage in any proprietorship, partnership, firms trust, company, limited liability company or other entity, other than the Company (whether as owner, partner, trustee, beneficiary, stockholder, member, officer, director, employee, independent contractor, agent, servant, consultant, manager, lessor, lessee, or otherwise) that competes with the Company in the Business of the Company in the Restricted Territory (as defined herein), other than acquiring an ownership interest in a company listed on a recognized Stock exchange in an amount which does not exceed five percent (5%) of the outstanding Stock of such corporation. For purposes of this Agreement: (i) the term “Business of the Company” shall include all business activities and ventures related to the sale of nutritional supplements, online and/or mail order sales vitamins and other healthcare products in which the Company is engaged, and all other businesses in which the Company subsequently is engaged in prior to, and on the date of, termination of Employee’s employment; and (ii) the term “Restricted Territory” means any state in the United States of America.

3.4 Remedies.

(a) Injunctive Relief. Employee expressly acknowledges and agrees that a violation of any of the provisions of Sections 3.1 3.2 or 3.3 could cause immediate and irreparable harm, loss and damage to the Company not adequately compensable by a monetary award. Employee further acknowledges and agrees that the time periods and territorial areas provided for herein are reasonable in order to adequately protect the Business of the Company, the enjoyment of the Confidential Information and the goodwill of the Company. Without limiting any of the other remedies available to the Company at law or in equity, or the Company’s right or ability to collect money damages, Employee agrees that any actual or threatened violation of any of the provisions of Sections 3.1, 3.2, or 3.3 may be immediately restrained or enjoined by any court of competent jurisdiction, injunction may be issued in any court of competent jurisdiction, without notice and without bond. Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Article III shall survive the termination of Employee’s employment.

(b) Enforcement: It is the desire of the parties that the provisions of Sections 3.1, 3.2, or 3.3 be enforced to the fullest extent permissible under the laws and public policies in each jurisdiction in which enforcement might be sought. Accordingly, if any particular portion of Sections 3.1, 3.2, or 3.3 shall ever be adjudicated as invalid or unenforceable, or if the application thereof to any party or circumstance shall be adjudicated to be prohibited by or invalidated by such laws or public policies, such section or sections shall be: (i) deemed amended to delete there from such portions so adjudicated; or (ii) modified as determined appropriate by such a court, such deletions or modifications to apply only with respect to the operation of such section or sections in the particular jurisdictions so adjudicating on the parties and under the circumstances as to which so adjudicated.

(c) Legal Fees. In any action to enforce the terms of this Agreement, the prevailing party shall be entitled to reimbursement from the other party of reasonable legal fees and costs.

3.5 Company. All references to the Company in this Article III shall include “Affiliates” of the Company, as that term is construed under Rule 405 of the Securities Act of 1933, as amended. Company acknowledges that, as of the date of this Agreement, the only Affiliate is Nutraceutical Sciences Institute.

ARTICLE IV

MISCELLANEOUS

4.1 Notices. All notices or other communications required or permitted hereunder shall be in writing addressed td the last known address of the Party entitled to notice and shall be deemed given, delivered and received: (a) when delivered, if delivered personally; (b) four (4) days after mailing, when sent by registered or certified mail, return receipt requested and postage prepaid; (c) one (1) business day after delivery to a private courier service, when delivered to a private courier service providing documented overnight service; and (d) on the date of delivery if delivered by telecopy, receipt confirmed, provided that a confirmation copy is sent on the next business day by first class mail, postage prepaid, in each case addressed as follows:

To Employee at:	The address set forth on the signature page hereof.

To Company at:	Vitacost.com Inc.
5400 Broken Sound Blvd NW
Suite 500
Boca Raton, FL 33487
	Attention:	Ellen Finnerty
	Telephone:	561-982-4180
	E-Mail:	Mary.Marbach@vitacost.com

Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

4.2 Entire Agreement; Amendments, Etc. This Agreement contains the entire agreement and understanding of the parties hereto, and supersedes all prior agreements and understandings relating to the subject matter hereof. No modification, amendment, waiver or alteration of this Agreement or any provision or term hereof shall in any event be effective unless the same shall be in writing, executed by both parties hereto, and any waiver so given shall be effective only in the specific instance and for the specific purpose for which given.

4.3 Benefit. This Agreement shall be binding upon, and inure to the benefit of, and shall be enforceable by, the heirs, successors, legal representatives and permitted assignees of Employee and the successors, assignees and transferees of the Company. This Agreement or any right or interest hereunder may not be assigned by Employee without the prior written consent of the Company.

4.4 No Waiver. No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder or pursuant hereto shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder or pursuant thereto.

4.5 Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but, if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provision of this Agreement. If any part of any covenant is unenforceable or the making of any covenant hereunder is unenforceable, the parties hereto agree, and it is their desire, that the court shall substitute a judicially enforceable limitation in its place, and that as so modified this Agreement, as so modified, shall be binding upon the parties as if originally set forth herein.

4.6 Compliance and Headings. Time is of the essence of this Agreement. The headings in this Agreement are intended to he for convenience and reference only, and shall not define or limit the scope, extent or intent or otherwise affect the meaning of any portion hereof.

4.7 Arbitration. If there is any dispute between the parties concerning any matter relating to this Agreement, the exclusive basis for adjudication of this Agreement (except with respect to the performance of the covenants and obligations as set forth in Article III above) shall be by arbitration as detailed herein. Either party may submit the dispute to binding arbitration. Any such arbitration proceeding will be conducted in Palm Beach, Florida and except as otherwise provided in this Agreement, will be conducted under the auspices of JAMS/Mediation, Inc., in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association. The arbitrator shall allow such discovery as the arbitrator determines appropriate under the circumstances. The arbitrator shall determine which party, if either, prevailed and shall award the prevailing party its costs. Each party will bear its respective attorneys’ fees. The award and decision of the arbitrator shall be conclusive and binding on all parties to this Agreement and judgment on the award may be entered in any court of competent jurisdiction. The parties acknowledge and agree that any arbitration award may be enforced against either or both of them in a court of competent jurisdiction and each waives any right to contest the validity or enforceability of such award. The parties further agree to be bound by the provisions of any statute of limitations which would be applicable in a court of law to the controversy or claim which is the subject of any arbitration proceeding initiated under the Agreement. The parties further agree that they are entitled in any arbitration proceeding to the entry of an order, by a court of competent jurisdiction pursuant to an opinion of the arbitrator, for specific performance of any of the requirements of this Agreement.

In any action to enforce any of the provisions of Article III hereof, the action shall be litigated in the state or federal courts situated in Palm Beach County, to which jurisdiction and venue all parties consent. Each party hereby waives its right to trial by jury with respect to such action and agrees that the prevailing party such action shall be entitled to reimbursement from the other party of its legal fees and costs incurred in connection with such actions. Company shall be entitled to injunctive relief, without the necessity of posting bond to remedy any breach of any of the terms of Article III of this Agreement by Employee.

4.8 Governing Law. The parties agree that this Agreement shall be governed by, interpreted and construed in accordance with the laws of the State of Florida.

4.9 Counterparts. This Agreement may be executed in one or more counterparts, whether by original, photocopy, facsimile or e-mail attachment in PDF format, each of which will be deemed an original and all of which together will constitute one and the same instrument.

4.10 Recitals. The Recitals set forth above are hereby incorporated in and made a part of this Agreement by this reference.

4.11 Indemnification. The Company shall indemnify and hold Employee harmless to the fullest extent permitted by law and under the Articles and bylaws of the Company as, to and from any and all costs, expenses (including reasonable attorneys’ fees, which shall be paid in advance by the Company, subject to recoupment in accordance with applicable law) or damages incurred by Employee as a result of any claim, suit, action or judgment arising out of the activities of the Company or its Affiliates or the Employee’s activities as an employee, officer or director of the Company or any related company; provided, however that the Employee shall not be entitled to indemnification hereunder to the extent the damages are the result of actions or omissions which have been finally adjudicated by a court of competent jurisdiction to constitute gross negligence or willful or intentional misconduct by the Employee. This provision shall survive the termination of this Agreement.

4.12 Survival. Employee’s obligations under Article III hereof shall survive any termination of this Agreement.

COMPANY:		EMPLOYEE:

VITACOST.COM, INC.

By:	/s/ Jeffrey J. Horowitz	/s/ Mary Marbach
	Jeffrey J. Horowitz	Mary Marbach
Chief Executive Officer

Address:

Employee Owned Inventions: none

Exhibit B

Salary as of January 1, 2011 is $200,000 per annum ($7,692.30 per pay period).